December 2, 2011

BY EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comment Letter dated November 16, 2011 Brasil Telecom S.A. Form 20-F for Fiscal Year Ended December 31, 2010 Filed May 2, 2011 and Amendment #1 Filed May 2, 2011 File No. 001-15256

Dear Mr. Spirgel:

This letter is to advise you that subsequent to the conference call between the Staff and the Company referred to in your letter dated November 16, 2011, the Company and its auditors met on November 28 with members of the Staff of the Office of Chief Accountant and the Office of Corporation Finance to further understand the Staff’s interpretation of the relevant International Financial Reporting Standards. The Company and its auditors are continuing to evaluate the implications of the interpretation of the Staff on the accounting for the Company’s proposed reorganization and its 2009 transactions. Due to the complexity of these issues, we would expect to provide responses to your letter on or prior to January 31, 2012.

If you have any questions, please do not hesitate to contact me.

Very truly yours,

/s/ Tarso Rebello Dias
Tarso Rebello Dias Controller Brasil Telecom S.A.

cc:	Dean Suehiro, Senior Staff Accountant Robert S. Littlepage, Jr., Accounting Branch Chief
Securities and Exchange Commission